
02007835

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50798

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BFP Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 East 17th Street
(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)


SEC MAIL
RECEIVED
PROCESSING
APR 0 2 2002
WASH, D.C.
354
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Hartnett (212) 871 - 1672
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP Mayock, Rich
(Name — *If individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
Public Accountant

PROCESSED
APR 0 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

☐ Accountant not resident in United States or any of its possessions

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael J. Hartnett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BFP Securities, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President and Chief Compliance Officer

Title

Sworn to before me this 1st day of April, 2002 in the State of New York, County of New York.

Anthony M. Miele

Notary Public

ANTHONY M. MIELE
Notary Public, State of New York
No. 24-4894734
Qualified in Kings County
Commission Expires April 20, 2003

This report** contains (check all applicable boxes):

X (a) Facing page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



NASD®
REGULATION
An NASD Company

March 21, 2002

Mr. Michael J. Hartnett
BFP Securities, LLC
105 East 17th Street
New York, New York 10003

Dear Mr. Hartnett:

This acknowledges receipt of your December, 2001 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's first filing of the corresponding Unaudited Part II or Part IIA, if material differences existed; or

   If no material differences existed, a statement so stating.

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T,* and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 8, 2002. If you have any questions, please contact the undersigned, at (212) 858-4284.

Sincerely,

Scott Schnatter
Compliance Examiner

Enclosure

cc: Ramona Lopez, Securities and Exchange Commission
PricewaterhouseCoopers LLP, Certified Public Accountant

BFP Securities, LLC
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2001

Total member's equity	$ 24,673,025
Less non-allowable assets (see attached)	24,160,840
Net capital before haircuts	512,185
Less haircut charge on trading and investment securities	(21,445)
Net capital	490,740
Computation of basic net capital requirement	
Minimum net capital required (the greater of $5,000 or 6-2/3% of total aggregate indebtedness)	26,557
Excess net capital	$ 464,183
Computation of aggregate indebtedness	
Ratio of aggregate indebtedness to net capital	0.81

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2001 Part IIA Focus filing.

BFP Securities, LLC
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2001

Total member's equity	$ 24,673,025
Less non-allowable assets (see attached)	24,160,840
Net capital before haircuts	512,185
Less haircut charge on trading and investment securities	(21,445)
Net capital	490,740
Computation of basic net capital requirement	
Minimum net capital required (the greater of $5,000 or 6-2/3% of total aggregate indebtedness)	26,557
Excess net capital	$ 464,183
Computation of aggregate indebtedness	
Ratio of aggregate indebtedness to net capital	0.81

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2001 Part IIA Focus filing.